February 27, 2020

Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

       Re: IEH Corporation
           Form 10-K for the Fiscal Year Ended March 29, 2019
           Response dated February 10, 2020
           Form 10-Q for the Quarterly Period Ended December 31, 2019 File No. 000-05278

Dear Mr. Knoth:

       We have reviewed your February 10, 2020 response to our comment letter and subsequent filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 13, 2020 letter.

Form 10-K for the Fiscal Year Ended March 29, 2019

Management's Report on Internal Control over Financial Reporting, page 23

1. We reviewed your response to our prior comment one. Please include the reference to the
      COSO 2013 framework in all future filings, including your amendment. Financial Statements
Report of Independent Registered Public Accounting Firm, page 39

2. We note your response to our prior comment three. Please file an amendment to include the revised audit report.
 Robert Knoth
IEH Corporation
February 27, 2020
Page 2
Form 10-Q for the Quarterly Period Ended December 31, 2019

Statements of Changes in Stockholder's Equity, page 7

3. In all future quarterly filings, please include statements of changes in stockholder's equity that present the information required by Rule 3-04 of Regulation S-X for the current and comparative year-to-date periods, with subtotals for each interim period. Refer to Rule 8-
         03(a)(5) of Regulation S-X.
Notes to Financial Statements
Note 2   Summary of Significant Accounting Policies
Correction of an Immaterial Misstatement in a Prior Period Financial Statement , page 12

4. We note your disclosure regarding the error in your financial statements, pertaining to stock based compensation. Please provide us with a comprehensive analysis regarding your conclusion that an amendment to the financial statements for the quarterly period ended September 27, 2019 was not necessary.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments.



FirstName LastNameRobert Knoth                                  Sincerely,
Comapany NameIEH Corporation
                                                                Division of
Corporation Finance
February 27, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName